FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	November	2011
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Recognized by International Medical Corps for Role in Assisting Humanitarian Relief Efforts	3

Document 1

November 1, 2011

BlackBerry Recognized by International Medical Corps for Role in Assisting Humanitarian Relief Efforts

Waterloo, ON - International Medical Corps is recognizing Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) at its 2011 Annual Awards Celebration in Los Angeles next week for the role of BlackBerry® smartphones in assisting disaster recovery efforts around the world. International Medical Corps is a global, humanitarian, nonprofit organization that is a leading first-responder, providing medical assistance and healthcare to populations that have been impacted by natural disasters, conflict, and disease. Other International Medical Corps award recipients this year include its Darfur Country Director Dr. Solomon Kebede, long-time supporter Andrew Barth, Wells Fargo, and actress and global ambassador Sienna Miller.

“We are recognizing Research In Motion with the Global Impact Award for the role of BlackBerry smartphones in our operations on the front lines,” said Nancy A. Aossey, International Medical Corps President and CEO. “I can tell you that our use of BlackBerry smartphones literally saves lives.”

As a first-responder following the earthquake in Haiti, International Medical Corps was on the ground within 22 hours treating patients and coordinating medical personnel, supplies and providing other relief.

"You just don't know what kind of a setting you're going to arrive in,” said Dr. Neil Joyce, who has worked with International Medical Corps in Angola, Bosnia, and Afghanistan, among many others, and helped lead its Emergency Response Team in Haiti. “As we arrived in Port-au-Prince, the cell phones were not working, but I was able to send messages with my BlackBerry smartphone.”

As part of the disaster relief efforts following the earthquake in Haiti and the earthquake and tsunami in Japan, Dr. Joyce arrived with a BlackBerry device in hand. He used it to coordinate the setup of mobile medical centers, organize physicians, communicate with the central hospital, and direct material and equipment to where it was needed. On several occasions in Haiti, the team used their BlackBerry smartphones to coordinate with pilots flying in relief supplies, and help direct them to functioning airstrips.

“In doing humanitarian aid, we need to make contact with relevant people who can help, like DART [Disaster Assistance Response Team], the military, the United Nations, the Red Cross, and other agencies, as well as the media,” said Dr. Joyce. “BlackBerry puts you in contact with the people on the ground and the people on the outside who can help. We really could not have done aid work in the modern setting without a BlackBerry smartphone. It made a huge difference."

Margaret Aguirre, Director of Global Communications, was on International Medical Corps’ first Emergency Response Team that arrived in Haiti hours after the earthquake, also with a BlackBerry smartphone in hand.

“It is not only the device of choice, but the device of need,” said Aguirre. “Doctors and nurses treating patients amid rubble and under trees were able to communicate with each other about patients needing immediate surgery and to coordinate the urgent transport of blood supplies. BlackBerry helps us communicate to get the materials to where they’re needed and to find out where things are in the moment of an emergency.”

In Haiti, Aguirre used her BlackBerry handset to take photos and send updates to headquarters, as well as post images and information to Facebook and Twitter.

“Being able to upload pictures to social media was really important,” she said. “Our social media posts in the early days enabled military personnel to know the needs of various humanitarian groups on the ground and where to direct assets.”

Aguirre says, “It’s my personal lifeline, not just to be able to protect myself but to know I can get help right away if I need it. I can communicate with my family and let them know I’m alright. I did that after the second earthquake hit Haiti to let them know I was ok.”

International Medical Corps has delivered more than $1.1 billion in relief to tens of millions of people in more than 65 countries. They have responded to the world’s most devastating man-made and natural disasters, in areas including Afghanistan, Bosnia, Rwanda, Democratic Republic of Congo, Darfur, South Asia, Pakistan, Haiti, Japan, Libya, and East Africa.

“Research In Motion is honored to receive the Global Impact Award from International Medical Corps,” said Richard Piasentin, Managing Director at Research In Motion. “We are pleased to see BlackBerry smartphones involved in global relief efforts and to know that they are making a difference to the staff and volunteers of International Medical Corps in their heroic efforts around the world.”

For more information about the International Medical Corps, visit www.internationalmedicalcorps.org.

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About Research In Motion

Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
646-746-5613

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	November 1, 2011	By:	\s\ Edel Ebbs
(Signature)
Edel Ebbs Senior Vice President, Investor Relations